

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

<u>Via Facsimile</u>
Eric D. Jacobs
Chief Financial and Administrative Officer
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042

      Re: **DealerTrack Holdings, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed February 18, 2011
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2011
                  Filed May 10, 2011
                  Form 8-K Filed May 25, 2011
                  Form 8-K Filed October 6, 2011
                  File No. 000-51653

Dear Mr. Jacobs:

      We have reviewed your letter dated February 22, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 8, 2012.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Collateral Management Services Transaction Revenue, page 6

1.   We note your response to prior comment 1. As part of your response, you indicate that the relative selling price of electronic-based title services is primarily based upon estimated selling price, which is based upon the relative selling price of your paper-based title services when sold separately. This appears to suggest that the price at which you would transact if electronic-based title services were sold regularly on a standalone basis is similar to your paper-based title services. Please confirm whether our understanding is correct and if so, why the separate sales of your paper-based title services alone provides a reasonable basis in determining estimated selling price for your electronic-based title services. In this regard, please also tell us if, in addition to the relative selling price of paper-based title services when sold separately, you evaluate any other factors or make any further adjustments in determining estimated selling price of the electronic-based title services based on market conditions and/or entity-specific factors and explain how such considerations are weighted in that determination. Please note that if other factors, inputs, assumptions and methods are considered in determining estimated selling price of electronic-based title services, this should be explained in your disclosures in future filings. Refer to ASC 605-25-50-2(e).

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief